UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

Torvec, Inc.
(Name of Issuer)

$.01 Par Value Common Stock
(Title of Class of Securities)

891479107
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13-d-1(b)

[   ] Rule 13-d-1(c)

[X] Rule 13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   ESTATE OF VERNON E. GLEASMAN

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   N/A
   (a) [   ]
   (b) [   ]

3. SEC use only_____

4. Citizenship or Place of Organization
      UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	2,599,434*
	6. Shared Voting Power	491,566**
	7. Sole Dispositive Power	2,599,434*
	8. Shared Dispositive Power	491,566**

9. Aggregate Amount Beneficially Owned by Each Reporting Person   3,091,000* **

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)   None

11. Percent of Class Represented by Amount in Row (9)   10.5%

12. Type of Reporting Person (See Instructions)   Estate

*Includes 25,000 options granted on December 1, 1997, 275,734 options granted on October 10, 2002, and 95,455 options granted on December 22, 2003.

**Includes 491,566 shares owned by Mrs. Vernon E. Gleasman.

Item 1.

    (a)   Name of Issuer   Torvec, Inc.

    (b)   Address of Issuer's Principal Executive Offices   Powder Mills Office Park
    1169 Pittsford-Victor Rd., Suite 125
    Pittsford, New York 14534

Item 2.

    (a)   Name of Person Filing   Vernon E. Gleasman

    (b)   Address of Principal Business Office or, if none, Residence   Powder Mills Office Park
    1169 Pittsford-Victor Rd., Suite 125
    Pittsford, New York 14534

    (c)   Citizenship   United States

    (d)   Title of Class of Securities   Common, voting stock
    ($.01 par value)

    (e)   CUSIP Number   891479107

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

    (a)   [   ]   Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).
    (b)   [   ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
    (c)   [   ]   Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d)   [   ]   Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
    (e)   [   ]   An investment adviser registered under Section 240.13d-1(b)(1)(ii)(E);
    (f)   [   ]   An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
    (g)   [   ]   A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
    (h)   [   ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i)   [   ]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j)   [   ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned   3,091,000* ** Shares

(b)   Percent of class   10.5%

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote   2,599,434*

      (ii)   Shared power to vote or to direct the vote   491,566**

      (iii) Sole power to dispose or to direct the disposition of   2,599,434*

      (iv)   Shared power to dispose or to direct the disposition of   491,566**

*Includes 25,000 options granted on December 1, 1997, 275,734 options granted on October 10, 2002, and 95,455 options granted on December 22, 2003.

**Includes 491,566 shares owned by Mrs. Vernon E. Gleasman.

Item 5. Ownership of Five Percent or Less of a Class

N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    <u>N/A</u>

    If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

    <u>N/A</u>

    If a group has filed this schedule pursuant to ' 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ' 240.13d-1(c) or ' 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

    <u>N/A</u>

    Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

    (a)   N/A

    (b)   N/A

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

<u>January 18 , 2005</u>
                     Date

<u>/s/Margaret F. Gleasman, Executrix</u>
Margaret F. Gleasman
Executrix of the Estate of Vernon E. Gleasman